UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   April 2008            File No.    001-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated April 4, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: April 4, 2008	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:

 Amex: DEJ / TSX-V: DEJ

FOR RELEASE:

 April 4, 2008

Dejour Flows First Natural Gas from Peace River Arch

Vancouver BC, April 4, 2008: Dejour Enterprises Ltd. is pleased to announce the completion of its winter exploration program resulting in the initiation of natural gas production from its operations in the Peace River Arch project area of northeastern BC.

In Q1-08 Dejour made significant progress transitioning from an exploration to a production oil and gas company. Highlights include:

•

11 new wells drilled in the Peace River Arch area targeted to produce 8-10 mmcfe/day natural gas.

•

Testing to date of Q1 Peace River Arch discoveries and development wells resulting in over 10 mmcfe/day test flow rates with testing and evaluation to be completed on three of the wells in Q2.

•

Prepared and filed  National Instrument 51-101 for Canadian Proven and Probable Reserves (as of 12/31/07)

•

Prepared and filed  National Instrument 51-101 for US proven and probable reserves (as of 12/31/07)

The first four gas wells, two of which were drilled in March and April of 2007, at the Company’s Drake area have now been equipped and tied into sales lines. Initial production will be phased in over the next week to a planned rate of 2.5 million cubic feet per sweet natural gas per day, as previously announced for these wells.

Following the lifting of road bans which affect this area every spring, Dejour expects to complete equipping and tie-in of the balance of its production by early Q3-08. With the setting of initial allowable production rate limits placed on some wells by Provincial governments, Dejour now expects that its production volumes may be initially restricted to 8 million cubic feet of natural gas equivalent per day. Additional development, coupled with an established production history, will allow application for higher well flow rates as established by previous production flow tests. Production is forecast to be 80% gas and 20% oil, within the restriction of current allowable government production rates.

Plans for further development of these and other projects are now being formulated, targeting a minimum  8-12 additional wells (both exploration and development) for the winter drilling season of 2008-09.

Some of the operational objectives Dejour will be targeting in Q2 and Q3 are:

•

Increasing production from the Peace River Arch,

•

Updating proven and probable reserves from the new Peace River Arch winter exploration program discoveries,

•

Completion and tie-in of the Piceance Basin Barcus Creek #1-12 and #2-12 wells,

•

Rationalizing the Company’s Piceance-Uintah E&P strategy, and

•

Eliminating operational burn rate.

Charles E. Dove, P. Geophysics. is the qualified person for this report.

BOEs [or 'MmcfEs' or other applicable units of equivalency] may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl [or 'An McfGE conversion ratio of 1 bbl: 6 Mcf'] is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company creating shareholder value through a balance of exploration, development, production and monetization of strategic North American energy properties including oil, natural gas and uranium.

The Company is listed on the Amex (DEJ), TSX Venture Exchange (DEJ.V), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

Statements Regarding Forward-Looking Information:  Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially, including comments regarding the expectation that the offering will be completed consistent with the terms outlined above and use of proceeds from this transaction.  Actual results may differ materially from those presented.  Factors that could cause results to differ materially include fluctuations in oil, gas and uranium prices, changes in U.S. and Canadian securities markets and failure to receive regulatory approvals.  Dejour assumes no obligation to update this information.  There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of risk factors in our Form 20-F for 2006, as amended.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com